Exhibit 99.13

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

AS PER TABLE BELOW

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF DIRECTORS NAMED IN 7 BELOW

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS PER TABLE BELOW

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

AN AWARD MADE UNDER THE ICI PERFORMANCE GROWTH PLAN. THE DIRECTORS HAVE BEEN GRANTED AWARDS OVER THE NUMBER OF ORDINARY SHARES SET OUT IN THE TABLE IN (7). THE AWARDS, WHICH WERE GRANTED FOR NIL CONSIDERATION, TAKE THE FORM OF RIGHTS TO ACQUIRE ORDINARY SHARES CONDITIONAL UPON THE SATISFACTION OF CERTAIN TARGETS OVER A THREE-YEAR PERFORMANCE PERIOD.

7. Number of shares / amount of stock acquired

Name	No. of shares awarded for target/median performance	No. of shares awarded for maximum performance
JOHN MCADAM	249,110	747,330
TIM SCOTT	142,882	428,647

DAVID HAMILL	144,306	432,918
CHARLES KNOTT	132,918	398,754

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF £1 EACH

12. Price per share

N/A

13. Date of transaction

18 FEBRUARY 2004

14. Date company informed

18 FEBRUARY 2004

15. Total holding following this notification

Name	Total Holding
JOHN MCADAM	173,054
TIM SCOTT	46,648
DAVID HAMILL	3,000
CHARLES KNOTT	88,529

16. Total percentage holding of issued class following this notification

Name	Total Percentage
JOHN MCADAM	0.0145%
TIM SCOTT	0.0039%
DAVID HAMILL	0.0002%
CHARLES KNOTT	0.0074%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

25. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of Notification

21 FEBRUARY 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

W H POWELL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF DIRECTOR NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

SEE 2 ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

AN AWARD MADE UNDER THE ICI PERFORMANCE GROWTH PLAN. THE DIRECTOR HAS BEEN GRANTED AWARDS OVER THE NUMBER OF AMERICAN DEPOSITARY SHARES (AS EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS), EACH REPRESENTING 4 ICI ORDINARY SHARES, SET OUT IN THE TABLE IN (7). THE AWARD, WHICH WAS GRANTED FOR NIL CONSIDERATION, TAKES THE FORM OF A RIGHT TO ACQUIRE AMERICAN DEPOSITARY SHARES CONDITIONAL UPON THE SATISFACTION OF CERTAIN TARGETS OVER A THREE-YEAR PERFORMANCE PERIOD.

7. Number of shares / amount of stock acquired

Name	No. of ADR’s awarded for target/median performance	No. of ADR’s awarded for maximum performance
WILLIAM H POWELL	53,258	159,776

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

AMERICAN DEPOSITARY SHARES (AS EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS), EACH ONE REPRESENTING FOUR ICI ORDINARY SHARES OF £1 EACH

12. Price per share

N/A

13. Date of transaction

18 FEBRUARY 2005

14. Date company informed

18 FEBRUARY 2005

15. Total holding following this notification

Name	Total Holding (in equivalent ord shares)
WILLIAM H POWELL	96,264

16. Total percentage holding of issued class following this notification

Name	Total Percentage
WILLIAM H POWELL	0.008%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

25. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of Notification

21 FEBRUARY 2005

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